October 26, 2010

H. Christopher Owings
Assistant Director
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	New Jersey Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 30, 2009
Definitive Proxy Statement on Schedule 14A
Filed December 14, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 4, 2010
File No. 001-08359

Dear Mr. Owings:

Please allow this letter to serve as New Jersey Resources Corporation's (the “Company”) The Company is a New Jersey corporation. response to the comments of the Staff (the “Staff') of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its follow-up comment letter dated September 27, 2010 to our third response letter to you dated September 14, 2010, in connection with your third comment letter dated August 31, 2010, in connection with your original comment letter dated June 18, 2010, (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.

The Company's response to the Staff's comment is set forth below. For ease of reference, the Staff's comment is printed in italics, numbered consistent with the Staff's assignation and followed by the Company's response. Where the Staff requested additional information to better understand the Company's disclosure, the information is set forth after the corresponding comment. The Company confirms that it will comply with the comment in future filings as set forth below.

Certain portions of the Company's response below are provided in disclosure type format as requested by the Staff.

Definitive Proxy Statement on Schedule 14A
Annual Cash Incentive Awards, page 24

1.
We note your response to prior comment one of our letter dated August 31, 2010. Please identify the 14 performance measures and the corresponding performance targets for each measure or, to the extent you believe disclosure of these targets are [sic] not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor [sic] would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:
We acknowledge the Staff's comment. In response to the Staff's comment, since there are 14 performance measures upon which we base the Commitment to Stakeholders component of the annual incentive award, we believe the disclosure of each individual target measure under the Commitment to Stakeholders component would not provide any information that would be material to an understanding of our annual cash incentive award structure. We believe that further disclosure is not required under Item 402(b) and Instruction 4 to Item 402(b) of Regulation S−K or the guidance in Compliance and Disclosure Interpretation, Regulation S−K, Question 118.04 (“CD&I 118.04”), because the specified performance targets are not material, either in the context of our executive compensation policies or decisions or otherwise.
Instruction 1 to Item 402(b) of Regulation S-K states that the purpose of CD&A is “to provide investors material information that is necessary to an understanding of the registrant's compensation policies regarding the named executive officers (emphasis added).” Instruction 3 to Item 402(b) of Regulation S-K requires disclosure of current or future year's performance targets “to the extent that the targets are material to an understanding of named executive officer compensation for the last fiscal year (emphasis added).” Similarly, the answer to CD&I 118.04 states that: “A company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company's executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith. (emphasis added).”
We understand that an omitted fact is generally considered to be “material” for purposes of the federal securities laws if “there is a substantial likelihood that a reasonable shareholder would consider it important.” TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 439 (1976); Commission Staff Accounting Bulletin No. 99. We note that in the Company's experience, securities analysts and shareholders have not requested disclosure of the target levels of performance measures established in connection with the Company's Commitment to Stakeholders component of the annual incentive award. We further believe that an omitted fact is generally considered to be “material” only if there was “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available.” Basic, Inc. v. Levinson, 485 U. S. 224, 231 (1988) (quoting TSC Indus., 426 U.S. at 449). We believe the performance measures for the Commitment to Stakeholders component of the annual incentive award must be viewed in the context of the Company's executive compensation policies and decisions, the types and amounts of compensation received by the executive officers in question and the discretionary aspects of the bonus program.

We believe that no single performance measure that informs the Commitment to Stakeholders component of the annual cash incentive award is material to an understanding of our compensation policies or decisions. Assuming that the 20% aggregate target amount of the Commitment to Stakeholders component of the annual cash incentive award is material, no single performance measure is material, because no single performance metric would account for more than 1.4% of the total possible annual cash incentive award amount. Furthermore, a single performance metric would account for an even smaller percentage of an executive officer's total compensation.
Nevertheless, to address the Staff's concerns, we will further revise our discussion of the Commitment to Stakeholders component of the annual cash incentive award formula to disclose the 14 performance measures with which the Company determines the Commitment to Stakeholders component. In addition, as was set forth in our prior comment response letter, we have included disclosure of how difficult it was for a named executive officer to achieve the threshold, target and maximum performance levels. Set forth below is a revised discussion of our Commitment to Stakeholders component containing the additional disclosure we plan to include in our future filings using the 2009 Proxy Statement as an example.
“Commitment to Stakeholders Component:
The Commitment to Stakeholders (the “CTS”) component of the annual cash incentive award, which comprises 20% of that award, is determined based on a subset of 80 specific performance measures that the Leadership Development and Compensation Committee of our Board of Directors (the “LDCC”) views as important to our shareholders, and that encompass a broader range of our activities that are not necessarily reflected in our financial metrics. These performance measures are company-wide and fall into the following seven categories:

•	Safety, reliability and competitively priced service: measures employee safety, system safety, system reliability, service reliability and competitive pricing;

•	Customer satisfaction: measures customer care, problem resolution, billing accuracy and timely response;

•	Growth: measures net financial earnings growth, progress on the regulatory and New Jersey Energy Master Plan and business unit growth;

•	Quality: measures quality of processes throughout the organization;

•	Valuing employees: measures provision of feedback to employees, leadership development, workforce relations and positive work environment;

•	Corporate citizenship: measures customer and community outreach, environmental focus, promotion of ethical behavior and fostering of community and business relationships; and

•	Productivity: measures net financial earnings growth, financial metrics, total return to shareholders and business unit productivity.

The 80 performance measures were set through a process that began early in the third quarter of fiscal year 2009. A team of employees from across the Company's business units selected these performance measures spanning the seven CTS categories listed above. This set of 80 performance measures was then reviewed by a senior executive team, including our Chief Executive Officer (“CEO”) and Chief Financial Officer, which made further edits and recommendations to the measures.

The LDCC and management use these metrics to measure the Company's overall effort to provide our customers, shareholders, communities and other stakeholders with the highest quality service and performance. Each of the performance measures is objective and quantifiable. For instance, we measure Corporate Citizenship by calculating the total number of employee volunteer hours and calculating the total number of people reached by our customer and community outreach programs using data compiled at each such event during the course of the fiscal year.

For each performance measure, a performance target was developed based upon historical company information, peer information, comparative data, trends and, in certain cases, benchmarks required by state regulations. Performance targets were set by the appropriate business unit leaders and reviewed and approved by our Quality Department and the senior executive team, including our CEO. Thereafter, the 80 performance measures and targets were approved by the LDCC. The performance measures and targets were then published and distributed to our employees shortly after the beginning of fiscal 2010. Separately, the senior executive team selected a subset of the 80 performance measures for recommendation to the CEO and the LDCC for purposes of determining the CTS component of the annual cash incentive award. The subset was then reviewed by the CEO and the LDCC and a final subset, which was ultimately comprised of 14 performance measures, was approved by the LDCC (the “Performance Measures.”) When selecting the Performance Measures, the CEO and the LDCC selected one or more significant measures in each of the seven CTS categories in order to encompass a broad spectrum of the Company's performance, thereby allowing them to best gauge, on a company-wide basis, how well the executive management team is fulfilling the CTS. As a result, the CEO and the LDCC consider the Performance Measures as those most useful for a broad assessment of executive performance.

The 14 performance measures were as follows:

Performance Measures
Occupational Safety and Health Act (OSHA) recordable incident rate
Percentage of emergency response times less than 60 minutes
Average emergency response time
Percentage of missed New Jersey Natural Gas Company appointments
Percentage of missed NJR Home Services Company appointments
Three-year rolling average of the gas cost portion of the utility bill measured quarterly compared with three peer companies
Overall customer satisfaction rate
Net Financial Earnings growth rate over prior fiscal year
Number of Lean Six Sigma projects completed in fiscal year 2009
Average employee satisfaction score on “NJBIZ” survey
Total audience reached by customer and community outreach programs and events
Total number of employee volunteer (VISION) hours
Non-regulated wholesale business unit net financial earnings
Consolidated net financial earnings per share

When determining the CTS component of the annual cash incentive award, the LDCC and the CEO establish threshold, target and maximum performance levels for each of the Performance Measures. The threshold level is based on a level of performance that was believed to be achievable, the target level is based on a level of performance that was believed to be aggressive, but obtainable, and the maximum level is based on a level of performance that was believed to be attainable by achieving exceptional performance. Each of these Performance Measures is weighted equally and an overall average measurement is obtained. The overall average measurement reflects the average company-wide performance on the Performance Measures (each weighted equally) on a scale of 0 to 120% of the target goal. For example, if we were to meet exactly the target goal for each of the Measures, the average company-wide performance amount would be 100%. As illustrated in the table below, during fiscal 2009, the average company-wide performance as compared to the target goal was 102% of the target goal. This corresponded to a payout of 105% of the target payout amount for the CTS component of the annual cash incentive award formula, or 21%, of the annual cash incentive award.”
* * * *
In connection with the Company's response to the comments of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.
If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491.

Very truly yours,

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Senior Vice President & Chief Financial Officer